UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

ALLOT COMMUNICATIONS, LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share	M0854Q105
(Title of Class of Securities)	(CUSIP Number)
December 31, 2010 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. M22013 10 2	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Zohar Zisapel I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY Not Applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,842,378
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 2,842,378
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,842,378
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.02%*
12.	TYPE OR REPORTING PERSON IN

*Based on 23,648,000 Ordinary Shares that the Company advised were issued and outstanding.

Item 1(a).	Name of Issuer:

Allot Communications Ltd. (hereinafter referred to as the “Company).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22 Hanagar Street
Neve Ne’eman
Industrial Zone B
Hod Hasharon, 45240, Israel

Item 2(a).	Name of Person Filing:

Zohar Zisapel

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

Item 2(c).	Citizenship:

Israeli

Item 2(d).	Title of Class of Securities:

This statement relates to Ordinary Shares, par value NIS 0.10 per share (hereinafter referred to as “Ordinary Shares”).

Item 2(e).	CUSIP Number:

M0854Q105

Item 3.	Identification of Persons filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership

(a)           Amount beneficially owned:

As of December 31, 2010 Zohar Zisapel beneficially owned 2,842,378 Ordinary Shares, out of which (i) 2,777,487 Ordinary Shares are held by the Reporting Person, and (ii) 64,891 ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person.

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(b)           Percent of Class:

12.02%

(c)           Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:

2,842,378

(ii)   Shared power to vote or to direct the vote:

None

(iii)   Sole power to dispose or to direct the disposition of:

2,842,378

(iv)   Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certifies that the securities referred to above were not acquired and are not held at the time being with the intention of changing or influencing the control of the Issuer of the securities and were not acquired and are not held with the intention of any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2011

(s) Zohar Zisapel
Zohar Zisapel

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